United States securities and exchange commission logo





                             October 6, 2022

       Ying Huang, Ph.D
       Chief Financial Officer
       Legend Biotech Corporation
       2101 Cottontail Lane
       Somerset, NJ 08873

                                                        Re: Legend Biotech Corp
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            Response Dated
September 30, 2022
                                                            File No. 001-39307

       Dear Ying Huang:

              We have reviewed your September 30, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 2, 2022 letter.

       Form 20-F for Fiscal Year Ended December 31, 2021

       Certain Information, page 1

   1.                                                   We note your response
to comment 1 and re-issue in part. Please clarify that the    legal
                                                        and operational
risks associated with operating in China also apply to operations in Hong
                                                        Kong and Macau.
 Ying Huang, Ph.D
FirstName  LastNameYing   Huang, Ph.D
Legend Biotech  Corporation
Comapany
October    NameLegend Biotech Corporation
        6, 2022
October
Page 2 6, 2022 Page 2
FirstName LastName
D. Risk Factors
Risk Factor Summary, page 4

2. Please revise your summary of risk factors so that you disclose the risks that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Moreover, in the summary of risk factors, please acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.
The audit report included in this Annual Report is prepared by an auditor who is not inspected by the Public Company Accounting. . ., page 69

3. We note your response to comment 10, including your disclosure discussing the August
         26, 2022 Statement of Protocol. Please revise your disclosure to clarify that the PCAOB will be required to reassess its determinations by the end of 2022. You may contact Li Xiao at 202-551-4391 or Daniel Gordon at 202-551-3486
if you have
questions regarding comments on the financial statements and related matters. Please contact
Dillon Hagius at 202-551-7967 or Jason Drory at 202-551-8342 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Mark Ballantyne